1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

Yuval Tal
Member of the Firm

Direct Dial 212.969.3018
ytal@proskauer.com

May 7, 2007

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Advanced Technology Acquisition Corp. - Registration Statement on Form S-1, File No. 333-137863

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advanced Technology Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated April 3, 2007 (the “Comment Letter”).

I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 5 (“Amendment No. 5”) to the Registration Statement that is being filed today with the Commission. Four clean copies of Amendment No. 5, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of the Registration Statement on March 21, 2007.

For your convenience, your comments are set forth in this letter, followed by our responses. The page numbers listed in our responses below track the page numbers in Amendment No. 5.

John Reynolds, Esq. United States Securities and Exchange Commission	May 7, 2007 Page 2 of 4

  General

1.
We note the disclosure in the first additional risk factor on page 19 in response to comment one of our letter dated March 13. 2007 . You disclose investors “may not receive the full amount of” their original investment upon exercise of the conversion rights. Please revise to clarify a scenario where they could receive the full amount of their investment upon conversion.

The Company will invest the proceeds of the offering deposited in the trust account in U.S. government securities (as defined under the Investment Company Act of 1940). As disclosed on page 35 of the Registration Statement, according to the Federal Reserve Statistical Release dated April 30, 2007, U.S. Treasury Bills with four week, three month and six month maturities were yielding, as of the week ending April 27, 2007, 4.83%, 4.85% and 4.84%, respectively. If a business combination is not consummated within a certain period after the consummation of the offering of the units, there could be proceeds in the trust account in excess of $150.0 ($8.0 per unit sold to the public) even after up to $2.0 million of accrued interest is released to the Company for working capital purposes. For example, over $7 million of interest should accrue on the trust account by the end of the first year based on current interest rates (over $8.0 million assuming the underwriters exercise their overallotment option). As a result, investors may receive the full amount of their investment upon conversion.

2.
We note your response to comment three of our letter dated March 13, 2007. Please revise to discuss the timeline associated with the requirement of tendering shares when conversion is elected. There have been similarly structured blank check companies that have required shares be tendered prior as well as after the stockholders meeting to vote on any business combinations. Also, clarify if there are any expenses or hurdles associated with obtaining physical custody of the stock certificate if such securities are held by a broker.

The Company has revised the Registration Statement in response to this comment by adding the new text on page 48. In addition, the Company intends to list its shares on the American Stock Exchange. As a result, we expect that the shares will trade in book entry form and therefore the Company respectfully submits that this comment is no longer applicable.

3.
We note your response to comment four of our letter dated March 13,2007. You disclose the possibility that MOTA, FSGL, and OLEV may be unable to cover the cost. It is not clear how the listed entities are able to cover those expenses since the purpose they were formed was to hold your shares. Also, in connection with your response, please advise of the exhibit that evidences this additional personal liability associated with the expenses of dissolution and liquidation.

The Company has revised the Registration Statement to eliminate any guarantee of expenses related to dissolution and liquidation. As a result, any such fees will be payable out of the proceeds outside of the trust account. We have revised the Registration Statement to contemplate additional risks due to this change by adding “We may have insufficient funds not held in our trust account to implement and complete our dissolution and distribution.” to the Risk Factors section on page 16.

John Reynolds, Esq. United States Securities and Exchange Commission	May 7, 2007 Page 3 of 4

  Comparison to Offerings of Blank Check Companies. page 57

4.	Please revise the disclosure in the table on pages 57 to 59 to reflect the difference in conversion percentages.

The Company is not aware of any requirement in Rule 419 specifying the amount of shares that may be converted by dissenting stockholder. Statements in the offering to the effect that the conversion percentages in the offering differ from most blank check offerings refer to a difference from typical market terms.

The Company respectfully submits that no additional disclosure is required.

  Principal Shareholders'. page 67

5.
Please provide a note to the financial statements disclosing the company’s right to cancel up to 1,562,500 common shares under certain circumstances. Briefly describe the major provisions of the cancellation right and its possible effects upon the company's financial statements.

The Company has revised the financial statements and footnote 6 has been added to describe all the provisions of the cancelable shares.

6.
Please clarify whether cancellation of the common shares would result in payment to the former holders. Also, clarify whether this repurchase is outside the control of the company. Tell us your basis for including the cancellable shares and associated amounts in permanent shareholders' equity on the balance sheet. Refer to Rule 5-02-28 of Regulation S-X, FRR Section 21 1, and SAB Topic 3C.

The Company has revised the financial statements have been revised to give effect to the contingent redemption and cancellation of the shares. The redemption is dependent upon the outcome of this issuance and it is outside the Company's control.

* * * * * *

John Reynolds, Esq. United States Securities and Exchange Commission	May 7, 2007 Page 4 of 4

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Yuval Tal

Yuval Tal

Enclosures

cc:	Duc Dang, Esq. (SEC) Moshe Bar-Niv (Advanced Technology Acquisition Corp.) Kenneth R. Koch, Esq. (Mintz Levin)